UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 29, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
☒
Form 40-F
☐

This
Form
6-K
consists
of
the
UBS
Switzerland
AG
standalone
interim
financial
information
for
the
six
months ended 30 June 2026, which appears immediately following this page.

UBS Switzerland AG
Standalone interim financial information
for the six months ended
30 June 2026

Table of contents
UBS Switzerland AG standalone
interim financial information
1
Income statement
2
Balance sheet
3
Joint and several liability
3
Statement of changes in equity
Notes to the UBS Switzerland AG standalone interim
financial information
4
Basis of accounting
4
Change in organization
5
Litigation, regulatory and similar matters
Appendix
6
Cautionary statement
Contacts
Switchboards
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ubs.com/contact
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relationships with institutional investors,
research analysts and credit rating agencies.
ubs.com/investors
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Media Relations
UBS’s Media
Relations team
manages
relationships
with global
media and
journalists.
ubs.com/media
Zurich +41-44-234-8500
mediarelations@ubs.com
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ubs-media-relations@ubs.com
New York +1-212-882-5858
mediarelations@ubs.com
Hong Kong
SAR +852-2971-8200
sh-mediarelations-ap@ubs.com
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Switzerland AG standalone

UBS Switzerland AG standalone interim financial information
Income statement
Year-to-date
CHF m 30.6.26 30.6.25
Interest and discount income
1
3,551 4,203
Interest and dividend income from financial investments 450 360
Interest expense
2
(1,386) (2,029)
Gross interest income 2,614 2,533
Credit loss (expense) / release (66) (109)
Net interest income 2,549 2,424
Fee and commission income from securities and investment business 2,878 2,511
Credit-related fees and commissions 172 158
Other fee and commission income 575 610
Fee and commission expense (846) (777)
Net fee and commission income 2,779 2,501
Net trading income 892 548
Net income from disposal of financial investments 295 26
Dividend income from investments in subsidiaries and other participations 87 372
Sundry ordinary income 169 271
Sundry ordinary expenses (82) (8)
Other income from ordinary activities 469 661
Total operating income 6,689 6,134
Personnel expenses 1,867 1,624
General and administrative expenses 2,735 2,713
Subtotal operating expenses 4,603 4,337
Impairment of investments in subsidiaries and other participations 0 6
Depreciation and impairment of property, equipment and software 148 178
Amortization and impairment of goodwill and other intangible assets 20 20
Changes in provisions for litigation, regulatory and similar matters, and other provisions (2) (2)
Total operating expenses 4,769 4,539
Operating profit 1,920 1,595
Extraordinary income 0 4
Tax expense / (benefit) 287 234
Net profit / (loss) for the period 1,633 1,365
1 Interest and
discount income includes
negative interest income
on financial assets
of CHF 2m
and CHF 1m
for the six-month
periods ended 30
June 2026 and
30 June 2025,
respectively.
2 Interest expense
includes negative interest expense on financial liabilities of CHF 45m and CHF 31m for the six-month periods ended 30 June 2026 and 30 June 2025, respectively.

UBS Switzerland AG standalone

Balance sheet
CHF m 30.6.26 31.12.25
Assets
Cash and balances at central banks 100,274 88,185
Due from banks 10,669 10,109
Receivables from securities financing transactions
1,385 1,899
Due from customers
1
109,283 78,653
Mortgage loans
1
268,686 282,607
Trading portfolio assets 3,965 2,344
Derivative financial instruments 4,939 3,911
Financial investments 30,519 29,741
Accrued income and prepaid expenses 1,071 885
Investments in subsidiaries and other participations 675 675
Property, equipment and software 991 1,005
Goodwill and other intangible assets 140 160
Other assets 542 571
Total assets
533,140
500,746
of which: subordinated assets 105 105
of which: subject to mandatory conversion and / or debt waiver
105 105
Liabilities
Due to banks 87,929 82,622
of which: total loss-absorbing capacity eligible 28,065 27,247
Payables from securities financing transactions
8,969 7,518
Due to customers 371,523 348,604
Trading portfolio liabilities 604 183
Derivative financial instruments 1,938 1,894
Bonds issued and loans from central mortgage institutions 34,069 31,728
Accrued expenses and deferred income 1,537 1,603
Other liabilities 3,035 2,843
Provisions 478 327
Total liabilities
510,083
477,321
Equity
Share capital 10 10
Statutory capital reserve 21,286 21,286
of which: capital contribution reserve 20,575 20,575
of which: other statutory capital reserve 711 711
Voluntary earnings reserve 128 0
Net profit / (loss) for the period 1,633 2,128
Total equity
23,058
23,425
Total liabilities and equity
533,140
500,746
of which: subordinated liabilities 28,098 27,274
of which: subject to mandatory conversion and / or debt waiver
28,098 27,274
1 On 1
April 2026, the
method for allocating
collateral was
prospectively aligned with
the approach applied
under IFRS Accounting
Standards. Refer
to the “Notes
to the UBS
Switzerland AG standalone
interim
financial information” section of this report for more information.

UBS Switzerland AG standalone

Balance sheet (continued)
CHF m 30.6.26 31.12.25
Off-balance sheet items
Contingent liabilities, gross 13,776 12,850
Sub-participations (1,187) (1,053)
Contingent liabilities, net 12,589 11,797
of which: guarantees to third parties related to subsidiaries 19 25 of which: credit guarantees and similar instruments 5,496 5,354 of which: performance guarantees and similar instruments 4,878 4,699 of which: documentary credits 2,196 1,720
Irrevocable commitments, gross 30,427 26,801
Sub-participations (65) (37)
Irrevocable commitments, net 30,362 26,763
of which: loan commitments 28,869 25,270
of which: payment commitment related to deposit insurance 1,494 1,494
Forward starting transactions
1
534 125
of which: reverse repurchase agreements 267 62
of which: repurchase agreements 267 63
Liabilities for calls on shares and other equity instruments 168 168
1 Cash to be paid in the future by either UBS or the counterparty.
Joint and several liability
In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from
UBS AG
to UBS Switzerland
AG through
an asset
transfer in
accordance with
the Swiss
Merger
Act.
As of 30
June 2026,
the joint
and several
liability of
UBS Switzerland AG
for contractual
obligations of
UBS AG
amounted to CHF 1.4bn, compared with CHF 1.5bn as of 31 December 2025.
Furthermore, as of 30 June
2026, UBS Switzerland AG was
also jointly and severally liable
for UBS AG’s liabilities of
CHF 525m (compared
with CHF 529m
as of 31 December
2025) under the
international covered bond
program,
for which UBS Switzerland AG has pledged assets with a carrying value of CHF 871m.
As of 30 June 2026, the probability of cash
outflows for these matters was assessed to be
remote,
and, as a result,
no exposures were included in the table above.
Statement of changes in equity
CHF m Share capital
Statutory
capital reserve
Voluntary
earnings reserve
Net profit /
(loss) for the
period Total equity
Balance as of 1 January 2026
10
21,286
0
2,128
23,425
Dividend distribution
(2,000)
(2,000)
Appropriation to voluntary earnings reserve
128
(128)
0
Net profit / (loss) for the period
1,633
1,633
Balance as of 30 June 2026
10
21,286
128
1,633
23,058

UBS Switzerland AG standalone

Notes to the UBS Switzerland AG standalone interim financial information
Basis of accounting
The
UBS Switzerland
AG
standalone
interim
financial
statements
are
prepared
in
accordance
with
the
interim
reporting
requirements
of
Swiss
generally
accepted
accounting
principles
(GAAP)
(the
FINMA
Accounting
Ordinance, FINMA Circular 2020/1 ”Accounting – banks” and the Banking Ordinance).
The accounting policies applied are principally the same as for the consolidated financial statements of UBS Group
AG outlined in
Note 1 to
the consolidated financial
statements of UBS
Group AG included
in the UBS
Group AG
Annual Report
2025, available
under “Annual
reporting” at
ubs.com/investors
. Major
differences between
Swiss
GAAP
requirements
and
IFRS
Accounting
Standards
are
described
in
Note
32
to
the
consolidated
financial
statements of
UBS Group
AG. Further
information about
the accounting
policies applied
for the
standalone financial
statements of UBS Switzerland
AG is provided
in Note 2
to the UBS Switzerland
AG standalone financial
statements
as of
31 December 2025,
available under
“Holding company
and significant
regulated subsidiaries
and sub-groups”
at ubs.com/investors .
In preparing the interim financial
information for UBS Switzerland AG, the same
accounting policies and methods
of computation have been applied as in the UBS Switzerland AG standalone financial statements as of and for the year ended 31 December 2025, except for the following.
On 1
April 2026,
the method
for allocating
collateral was
prospectively aligned
with the approach
applied under
IFRS
Accounting
Standards.
Previously,
when
a
loan
was
secured
by
both
real
estate
and
other
collateral,
the
allocation considered
real estate
collateral first.
Under the
new method,
more liquid
collateral, such
as cash
and
securities, is prioritized
instead. As a
result, an amount
of CHF 19,006m
was reclassified from
Mortgage loans
to
Due from customers .
This interim financial
information is unaudited
and should be
read in conjunction
with the audited
2025 standalone
financial
statements
of
UBS Switzerland
AG,
available
under
“Holding
company
and
significant
regulated
subsidiaries and sub-groups” at ubs.com/investors .
Change in organization
In
2026,
in
connection
with
the
migration
of
legacy
Credit
Suisse
clients
to
UBS’s
client
platform,
UBS
has
transferred
to
UBS
Switzerland
AG
the
Wealth
Management
International
business,
the
Global
Financial
Intermediaries
business
and
other
related
businesses
booked
in UBS
AG
in Switzerland
that
are associated
with
legacy
Credit
Suisse
clients.
The
beneficial
ownership
of
these
businesses
has
been
retained
by
UBS
AG.
The
execution of the transfer
was effected through
two statutory bulk transfers
pursuant to the Swiss
Merger Act, both
with effect as
of 1 January
2026 for accounting
purposes. The combined
transfer balance sheets
consisted of assets
of CHF 13.1bn (mainly loans) and liabilities of CHF 12.6bn (mainly customer deposits).
In
2025,
UBS
decided
to
consolidate
the
Wealth
Management
International
business,
the
Global
Financial
Intermediaries business, and other related
businesses booked in Switzerland in UBS
AG to further optimize Group
legal and operational structures and to address regulatory considerations.
In
the
second
quarter
of
2025,
UBS
Switzerland
AG
transferred
the
beneficial
ownership
of
the
Wealth
Management International
business and
the Global
Financial Intermediaries
business booked
in UBS
Switzerland
AG to
UBS AG,
with effect
from 1
January 2025.
The transfer
was made
in the
form of
a dividend
in kind
amounting
to
CHF
100m,
reflecting
the
net
asset
value
of
the
in-scope
businesses.
In
the
fourth
quarter
of
2025,
UBS
Switzerland AG transferred the beneficial
ownership of the related businesses to
UBS AG, with effect from
1 May
2025. The transfer
was made in
the form of
a dividend in
kind amounting to
CHF 1,000, reflecting
the net asset
value of the in-scope businesses.
UBS Switzerland AG will
continue to manage the
businesses under a contractual
relationship with UBS AG
until the
completion of legal transfer, which
is expected to take place
in 2028, and will continue
to recognize the underlying
assets and
liabilities of the
relevant businesses
until then. UBS
AG’s share of
the net profits
of CHF
487m for the
first half of 2026 (CHF

292m for the first half of 2025) is reflected in
Fee and commission expense
.

UBS Switzerland AG standalone

In January 2026, UBS
Switzerland AG completed the
sale of its 50%
interest in Swisscard AECS
GmbH to American
Express Swiss
Holdings GmbH.
The corresponding
gain of
CHF 294m
is included
in
Net income
from disposal
of
financial investments .
Litigation, regulatory and similar matters
UBS
Switzerland
AG
is
involved
in
various
disputes
and
legal
proceedings,
including
litigation,
arbitration,
and
regulatory and criminal investigations arising in connection with the conduct of its business. The matters described below are
those that
management considers
to be
material or
of significance
due to
potential financial,
reputational
and other effects. Significant matters may also result in non-monetary consequences, such as (i) a guilty plea to, or
conviction of, a crime, or (ii) resolution of regulatory proceedings which may require UBS Switzerland AG to obtain
waivers
to
maintain
certain
operations,
lead
to
limitations, suspension
or
termination
of
licenses
and
regulatory
authorizations.
UBS
Switzerland
AG
makes
no
statement
about
whether
it
has established
a
provision
for any
matter
because,
either: (a) it has
not established a provision; or
(b) it has established
a provision but expects
disclosure of that fact
to
prejudice
seriously
its
position
with
other
parties
in
the
matter
because
it
would
reveal
the
fact
that
UBS
Switzerland AG believes an outflow of resources to be probable and reliably estimable.
1. Suspended criminal investigation
By the
end of
2017, a
criminal complaint
was filed
inter alia
against UBS
Switzerland AG
in connection
with an
allegedly fraudulent stock selling
scheme conducted by call
agent companies as well
as employees of a
corporate
client. UBS
was accused
of having
conspired in
the alleged
fraud by
distributing physical
shares of
the company
and by allegedly
failing to block
its clients’ accounts
and file AML
notifications with the
Swiss Money Laundering
Reporting Office. The criminal investigation of UBS Switzerland AG has been suspended since 2018.
2. Anti-competition investigation
The Secretariat
of the
Swiss Competition
Commission (WEKO)
has lodged
an investigation
in November
2018 of
UBS
Switzerland
AG
and
other
financial
institutions
into
whether
the
investigated
parties
engaged
in
anticompetitive behavior
resulting in
a boycott
of other
mobile payment
solutions providers.
UBS is
fully cooperating
with the investigation of WEKO.

UBS Switzerland AG standalone

Cautionary statement |
This report and the
information contained herein
are provided solely for
information purposes and
are not to
be construed as
solicitation
of an offer to buy or sell any
securities or other financial instruments in Switzerland, the United
States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group
AG, UBS AG or their affiliates should be made on
the basis of this report. Refer to UBS’s most
recent annual report on
Form 20- F,
quarterly reports and
other information furnished
to or filed
with the US
Securities and Exchange
Commission (the SEC)
on Form 6-K,
available at
ubs.com/investors
, for additional information.
Rounding |
Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes
disclosed in text and
tables are calculated
on the basis of
unrounded figures. Absolute
changes between reporting
periods disclosed in the
text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally
indicate non-applicability or that
presentation of any content
would not be meaningful or
that information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
Websites |
In this report, any
website addresses are provided
solely for information
and are not intended
to be active
links. UBS does
not incorporate the
contents
of any such websites into this report.

UBS Switzerland AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:
/s/ Steffen Henrich
_
Name:
Steffen Henrich
Title:
Group Controller
By:
/s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
UBS AG
By:
/s/ Steffen Henrich
_
Name:
Steffen Henrich
Title:
Controller
By:
/s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
Date:
July 29, 2026